Algonquin Power & Utilities Corp. Extends
Dividend Reinvestment Plan to Residents of the United States

OAKVILLE, Ontario – August 21, 2017 – Algonquin Power & Utilities Corp. (TSX: AQN, NYSE: AQN) (“APUC”) announced today that eligible shareholders resident in the United States are now able to enroll their common shares in APUC’s shareholder dividend reinvestment plan (the “Reinvestment Plan”). Since its launch in 2011, the Reinvestment Plan was previously only available to residents of Canada.
The expansion of APUC’s Reinvestment Plan will, for the first time, allow investors resident in the United States to participate, including APUC’s U.S.-based employees. Expansion of the Reinvestment Plan to include U.S. residents provides an additional means to deliver shareholder value to U.S. investors and is well aligned with the listing of APUC common shares for trading on the New York Stock Exchange.
The distribution of common shares under the Reinvestment Plan has now been registered under the U.S. Securities Act of 1933, and certain other administrative changes have also been made to facilitate the participation of residents of the United States. Shareholders resident in the United States should review the prospectus relating to the Reinvestment Plan, including the applicable income tax considerations and risk factors included therein, which forms part of the Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on August 18, 2017.
Enrolling in the Reinvestment Plan
If you are a registered shareholder, you must complete, sign and return an enrolment form in order to become a Reinvestment Plan participant. Enrolment forms and information on the Reinvestment Plan may be obtained from AST Trust Company (Canada), either through their website (www.canstockta.com) or by contacting them directly at 1-800-387-0825. Non-registered beneficial holders of common shares (i.e. shareholders who hold their common shares through an intermediary such as a broker, dealer, bank, trust company, financial organization or any other nominee) should consult with their intermediary to determine the procedures for participation in the Reinvestment Plan. Once a shareholder is enrolled in the Reinvestment Plan, participation will continue automatically unless terminated in accordance with the terms of the Reinvestment Plan.
Shareholders who wish to enroll in the enhanced Reinvestment Plan must do so no less than five (5) business days prior to the dividend record date.
Copies of the Reinvestment Plan and the enrolment form, as well as additional information about the Reinvestment Plan, including a series of questions and answers are also available on the APUC website at www.AlgonquinPowerandUtilities.com.

Enrolment Must Occur by September 22nd for the Third Quarter Dividend
On August 10, 2017, APUC announced that a dividend of U.S. $0.1165 per share had been declared on its common shares, payable on October 13, 2017 to the shareholders of record on September 29, 2017, for the period from July 1, 2017 to September 30, 2017. Shareholders can elect to receive the dividend in the amount of Cdn. $0.1480, and the dividend is considered an 'eligible dividend' for Canadian income tax purposes.
The common share dividend will be paid in cash or, if a shareholder has enrolled in the enhanced Reinvestment Plan, dividends (net of applicable withholding tax) will be reinvested in additional shares of APUC as per the Reinvestment Plan, based on equivalent Canadian funds. For the third quarter of 2017, shares issued under the Reinvestment Plan will be acquired by way of a treasury issuance at the average market price less a 5% discount as determined in accordance with the Reinvestment Plan.
Those shareholders who do not elect to participate in the Reinvestment Plan will receive their regular quarterly cash dividends (net of applicable withholding tax).
About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 750,000 customers in the United States, and is committed to being a North American leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,250 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-6770
Website: www.AlgonquinPowerandUtilities.com